Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

21 June 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2019-043

ANNOUNCEMENT ON APPOINTMENT OF THE SENIOR MANAGEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the 8th session of the Board passed the following resolution by means of written resolution unanimously on 21 June 2019:

Approving the appointment of Mr. Li Shao Bin as the Chief Training Officer of the Company.

The term of office for the above senior management will be the same with the terms of office for this session of the Board. The number of Directors supposed to be present was 7, of which 7 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The qualification of the above candidate for the senior management of the Company is legal, his nomination procedure is in compliance with the relevant laws, regulations and the Articles of Association of the Company and he is capable for meeting the relevant responsibility requirements for the appointed position, and the engagement of the above candidate by the Board is consented to.

Independent Directors: Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge

The Board of Directors of

China Southern Airlines Company Limited

21 June 2019

Attached: Profile of Mr. Li Shao Bin

Li Shao Bin, male, born in April 1964 (aged 55), graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers’ College, and obtained a university degree from the Party School of the Central Committee of Communist Party of China majoring in economics and management. He is an expert of political science. He began his career in July 1984, and joined the Communist Party of China in February 1988. He was an officer of Public Relationship Section of Political Department of the Hunan Bureau of Civil Aviation Administration, the Senior Staff Member of Publicity Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration and the Principal Staff Member of Publicity Department of the Company. He served as the Deputy Director of Publicity Department of the China Southern Airlines (Group) Company in September 1994. He had been the Director of Political Division of Flight Department of the Company from December 1999. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004. Mr. Li served as the Party Secretary and Vice President of Guangzhou Flight Operations Division of the Company from March 2006. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Executive Director of the Company since January 2013. Mr. Li served as the full-time Vice-President of the Party School of China Southern Air Holding Limited Company (School of Management of China Southern Air Holding Limited Company) (中共南航集團公司黨校(南航集團公司管理學院)), the President of the Training Centre and Deputy Party Secretary of China Southern Air Holding Limited Company and the Company since April 2017. Mr. Li also serves as the full-time Vice-President of the Party School of China Southern Air Holding Limited Company (School of Management of China Southern Air Holding Limited Company) (中共南航集團公司黨校(南航集團公司管理學院)) in May 2019.